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Imagin8 Play Cafe

Indoor Play Area

Las Vegas, NV
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $10,000 invested.
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THE PITCH
Imagin8 Play Cafe is seeking investment to complete buildout and open our community play cafe.
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OUR STORY

The idea for Imagin8 Play Cafe originated from my experience as a mother of two young girls living in Las Vegas. I noticed that there was a lack of safe and stimulating indoor play spaces for young children, where parents could also feel comfortable and connected with other parents.

Identified a need in the community for a safe and stimulating indoor play space for young children that also provides a comfortable environment for parents to interact and socialize.
Researched and planned extensively to create a unique and innovative concept for Imagin8 Play Cafe, emphasizing imaginative play and learning opportunities for children, and providing amenities for parents such as free Wi-Fi and private nursing areas.
With the support of family and friends, committed to making the jump and turning the vision for Imagin8 Play Cafe into a reality to benefit the community and provide a valuable resource for families with young children.
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OUR MISSION

Our mission at Imagin8 Play Cafe is to provide a safe, stimulating, and imaginative indoor play and learning environment for young children, while also offering a comfortable and welcoming space for parents to interact and socialize. We strive to foster creativity, problem-solving skills, and socialization in children, while also building a supportive and connected community of families. Our goal is to provide a valuable resource for families with young children and contribute to the development of future generations.

Focuses on providing a safe and stimulating indoor play and learning environment for young children, with an emphasis on imaginative play and educational opportunities.
Emphasizes the importance of providing a comfortable and welcoming space for parents to interact and socialize, recognizing the value of building a supportive and connected community of families.
Highlights the goal of contributing to the development of future generations by providing a valuable resource for families with young children, and fostering creativity, problem-solving skills, and socialization in children.
This is a preview. It will become public when you start accepting investment.
THE SPACE

The physical space for the indoor play area and cafe is designed to create a welcoming and relaxing environment for both kids and parents. The space will be bright and open with plenty of natural light to create a warm and inviting atmosphere. The overall layout will be open-concept with designated areas for different activities, including the sensory play areas and party rooms. Upon entering the space, guests will be greeted by a welcoming reception area where they can check in and find information about the various activities and classes available. The reception area will be located near the cafe, allowing parents to easily supervise their children while enjoying a cup of coffee or a snack. Overall, the physical space for the indoor play area and cafe is designed to be a safe and fun environment for kids to learn and play, while also offering a relaxing and enjoyable space for parents to unwind.

The indoor play area and cafe is designed to be a welcoming and relaxing environment for both kids and parents.

The space is divided into three themed rooms: SEA, EARTH, and SPACE, each custom-designed to ignite the imagination of children and create a fun and interactive learning experience.

The play area offers a variety of sensory activities, and the party rooms can be customized to any theme for children's birthday parties.

The themed rooms and sensory play areas provide a unique and engaging experience that sets it apart from traditional indoor play areas.

For stay-at-home parents and little ones not yet in school, the space will offer a variety of classes and activities throughout the week. These may include art classes, music classes, storytime, and more. The cafe will also offer a selection of healthy snacks and drinks for kids and adults.

the space will have two party rooms that can be customized to any theme for children's birthday parties. The party rooms will be equipped with tables and chairs for parents and children to enjoy their party snacks and refreshments.

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OUR VISION

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Q&A

What is your background? How did you get into the industry?

I am a mother of two young girls who have always been my inspiration for creating a space that prioritizes imaginative play and learning. With experience in early childhood education and several years of experience working in daycare centers and preschools, I have always been passionate about helping young children learn and grow. However, as a working mother myself, I struggled to find safe and stimulating indoor play spaces where my children could engage in imaginative play while I could also interact and socialize with other parents. This struggle ultimately led me to the decision to open Imagin8 Play Cafe, a space that prioritizes imaginative play and learning for young children, while also offering a comfortable and welcoming environment for parents to connect and engage with one another.

Why are you raising capital and why is now a good time?

I am raising capital to help fund the development and launch of Imagin8 Play Cafe, which requires significant investment in equipment, furnishings, and staff training. This funding will also help cover ongoing operational costs and allow us to continue to grow and expand our services. Now is a good time to raise capital for Imagin8 Play Cafe because there is a growing demand for indoor play and learning spaces that offer a safe and stimulating environment for young children. Additionally, with the current economic climate, many investors are looking for new and innovative business ventures to support, and we believe that Imagin8 Play Cafe has the potential to meet this demand and be a successful and impactful business in the community.

Who is your biggest inspiration?

My two daughters are my biggest inspiration. As a mother, I have always been driven to create a better world for them and to provide them with the best possible opportunities to learn and grow. Their boundless energy, creativity, and curiosity have inspired me to create a space where children can engage in imaginative play and learning, and where parents can connect and engage with one another. I am motivated by the desire to create a positive impact on their lives and the lives of other families in our community, and I believe that Imagin8 Play Cafe can be a space that helps foster that growth and development.

What is your background? How did you get into the industry?

I am a mother of two young girls who have always been my inspiration for creating a space that prioritizes imaginative play and learning. With experience in early childhood education and several years of experience working in daycare centers and preschools, I have always been passionate about helping young children learn and grow. However, as a working mother myself, I struggled to find safe and stimulating indoor play spaces where my children could engage in imaginative play while I could also interact and socialize with other parents. This struggle ultimately led me to the decision to open Imagin8 Play Cafe, a space that prioritizes imaginative play and learning for young children, while also offering a comfortable and welcoming environment for parents to connect and engage with one another.

Why are you raising capital and why is now a good time?

I am raising capital to help fund the development and launch of Imagin8 Play Cafe, which requires significant investment in equipment, furnishings, and staff training. This funding will also help cover ongoing operational costs and allow us to continue to grow and expand our services. Now is a good time to raise capital for Imagin8 Play Cafe because there is a growing demand for indoor play and learning spaces that offer a safe and stimulating environment for young children. Additionally, with the current economic climate, many investors are looking for new and innovative business ventures to support, and we believe that Imagin8 Play Cafe has the potential to meet this demand and be a successful and impactful business in the community.

Who is your biggest inspiration?

My two daughters are my biggest inspiration. As a mother, I have always been driven to create a better world for them and to provide them with the best possible opportunities to learn and grow. Their boundless energy, creativity, and curiosity have inspired me to create a space where children can engage in imaginative play and learning, and where parents can connect and engage with one another. I am motivated by the desire to create a positive impact on their lives and the lives of other families in our community, and I believe that Imagin8 Play Cafe can be a space that helps foster that growth and development.

What is your background? How did you get into the industry?

I am a mother of two young girls who have always been my inspiration for creating a space that prioritizes imaginative play and learning. With experience in early childhood education and several years of experience working in daycare centers and preschools, I have always been passionate about helping young children learn and grow. However, as a working mother myself, I struggled to find safe and stimulating indoor play spaces where my children could engage in imaginative play while I could also interact and socialize with other parents. This struggle ultimately led me to the decision to open Imagin8 Play Cafe, a space that prioritizes imaginative play and learning for young children, while also offering a comfortable and welcoming environment for parents to connect and engage with one another.

Why are you raising capital and why is now a good time?

I am raising capital to help fund the development and launch of Imagin8 Play Cafe, which requires significant investment in equipment, furnishings, and staff training. This funding will also help cover ongoing operational costs and allow us to continue to grow and expand our services. Now is a good time to raise capital for Imagin8 Play Cafe because there is a growing demand for indoor play and learning spaces that offer a safe and stimulating environment for young children. Additionally, with the current economic climate, many investors are looking for new and innovative business ventures to support, and we believe that Imagin8 Play Cafe has the potential to meet this demand and be a successful and impactful business in the community.

Who is your biggest inspiration?

My two daughters are my biggest inspiration. As a mother, I have always been driven to create a better world for them and to provide them with the best possible opportunities to learn and grow. Their boundless energy, creativity, and curiosity have inspired me to create a space where children can engage in imaginative play and learning, and where parents can connect and engage with one another. I am motivated by the desire to create a positive impact on their lives and the lives of other families in our community, and I believe that Imagin8 Play Cafe can be a space that helps foster that growth and development.

This is a preview. It will become public when you start accepting investment.
THE TEAM
Rafia Kabir
Found

Hi! My name is Rafia. I am a mother of 2 girls living in Las Vegas. I am originally from Islamabad Pakistan. I am excited to meet you to support my passion for providing children with access to high-quality educational experiences. As an individual who is dedicated to promoting child development and education, I am committed to making a positive impact in my community.

I have always been passionate about working with children, and I have spent several years volunteering with local schools and youth organizations. Through these experiences, I have seen firsthand the power of providing children with safe and engaging environments in which they can learn and grow.

My goal is to open an indoor play center that provides children with a unique opportunity to explore, socialize, and develop important skills such as communication, problem-solving, and physical coordination. I believe that all children deserve access to high-quality educational experiences, and I am committed to making this a reality in my community.

With your support, I can turn my dream into a reality and provide a valuable resource for families with young children in my community.

Thank you for your consideration.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Interior Modifications/Build Out $22,146
Cafe equipment machinery $9,802
Advertising $2,882
Signage $8,900
POS equipment/software $6,055
Employee Training $4,300
Mainvest Compensation $3,915
Total $58,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $320,100 $368,115 $404,927 $433,272 $454,936

EXPENSES

Rent $77,400 $79,335 $81,318 $83,350 $85,433

Utilities $5,868 $6,014 $6,164 $6,318 $6,475

Salaries $26,184 $30,111 $33,122 $35,440 $37,212

Insurance $42,000 $43,050 $44,126 $45,229 $46,359

Maintenance $6,600 $6,765 $6,934 $7,107 $7,284

Cleaning $7,200 $7,380 $7,564 $7,753 $7,946

Legal & Professional Fees $3,600 $3,690 $3,782 $3,876 $3,972

Software $1,800 $1,845 $1,891 $1,938 $1,986

Legal and Accounting $3,600 $3,690 $3,782 $3,876 $3,972

General & Administrative $6,600 $6,765 $6,934 $7,107 $7,284

Operating Profit $139,248 $179,470 $209,310 $231,278 $247,013

This information is provided by Imagin8 Play Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Imagin8 Business Plan March 2023 PDF (1).pdf

Investment Round Status

Target Raise $58,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends July 7th, 2023

Summary of Terms

Legal Business Name Little Bounce House LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 3.5%-7.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2031

Financial Condition

Forecasted milestones

Imagin8 Play Cafe forecasts the following milestones:

Secure lease in Las Vegas Nevada by [August, 2023].

Hire for the following positions by June, 2023: Cashier, Receptionist, Barista

Achieve $126,365 revenue per year by 2024.

Achieve $261,33 profit per year by 2025.

No operating history

Imagin8 Play Cafe began executing the business plan in March 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other challenges

Imagin8 Play Cafe has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Pandemic Closure

Competition

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Imagin8 Play Cafe to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Imagin8 Play Cafe operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Imagin8 Play Cafe competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Imagin8 Play Cafe's core business or the inability to compete successfully against the with other competitors could negatively affect Imagin8 Play Cafe's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Imagin8 Play Cafe's management or vote on and/or influence any managerial decisions regarding Imagin8 Play Cafe. Furthermore, if the founders or other key personnel of Imagin8 Play Cafe were to leave Imagin8 Play Cafe or become unable to work, Imagin8 Play Cafe (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Imagin8 Play Cafe and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Imagin8 Play Cafe is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Imagin8 Play Cafe might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Imagin8 Play Cafe is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Imagin8 Play Cafe

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Imagin8 Play Cafe's financial performance or ability to continue to operate. In the event Imagin8 Play Cafe ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Imagin8 Play Cafe nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Imagin8 Play Cafe will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Imagin8 Play Cafe is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Imagin8 Play Cafe will carry some insurance, Imagin8 Play Cafe may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Imagin8 Play Cafe could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Imagin8 Play Cafe's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Imagin8 Play Cafe's management will coincide: you both want Imagin8 Play Cafe to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Imagin8 Play Cafe to act conservative to make sure they are best equipped to repay the Note obligations, while Imagin8 Play Cafe might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Imagin8 Play Cafe needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Imagin8 Play Cafe or management), which is responsible for monitoring Imagin8 Play Cafe's compliance with the law. Imagin8 Play Cafe will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Imagin8 Play Cafe is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Imagin8 Play Cafe fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Imagin8 Play Cafe, and the revenue of Imagin8 Play Cafe can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Imagin8 Play Cafe to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Imagin8 Play Cafe is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

Imagin8 Play Cafe is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Imagin8 Play Cafe is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Imagin8 Play Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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